[Translated from Polish]

AGREEMENT

For the Sale of Wellhead Natural Gas

This Agreement was signed on 26 January 2007, between:

FX ENERGY POLAND Sp. z o.o. with its registered seat in Warsaw, at ul. Chalubinskiego 8, 00-613 Warsaw, entered in the Companies Register of the National Court Register by the District Court in Warsaw, XIX Commercial Division of the National Court Register, as KRS No. 0000052459, NIP 521-27-51-481, REGON 012659847,

hereinafter referred to as the “Seller” or a “Party”, represented by:

Mr Zbigniew Tatys, member of the Management Board,

and

PL Energia S.A. with its registered seat in Krzywoploty 42, 78-230 Karlino, entered in the Companies Register of the National Court Register by the District Court in Koszalin, IX Division of the National Court Register, as KRS No. 0000031475, NIP 672-18-11-401, REGON 3311091360,

hereinafter referred to as the “Purchaser” or a “Party”, represented by Mr Piotr Buszka, President of the Management Board.

RECITALS

Whereas:

A.           the Seller holds a mining usufruct and concession covering the exploration and appraisal of oil and natural gas fields within concession block no. 287, where the discovered natural gas field known under the name Grabówka Field is located;

B.            as a holder of a mining usufruct, the Seller may undertake natural gas production from the Grabówka Field on a trial basis, to the extent it is necessary to appraise the field, and has priority in obtaining a mining usufruct and production concession;

C.            a preliminary appraisal of the natural gas resources in the Grabówka Field shows that they amount to approximately 230 million m3 of low-methane gas, with a gross calorific value Ws = 22.6 MJ/Nm3;

D.           the Purchaser, engaged in the business of trading, transmission and distribution of gas to customers in Poland, wishes to purchase wellhead gas from the Grabówka Field and treat it in order to prepare it for trading;

E.            the Purchaser is prepared to take wellhead natural gas directly from the wellheads, and to assume full responsibility for its treatment and further use.

F.            In order to develop the Grabówka Field for production, it is necessary to rework and complete three wells, acidize the reservoir, and purchase rights to the geological documentation concerning the field, and the Purchaser wishes to participate in covering the costs of the above operations, in consideration for the exclusive right to purchase wellhead gas produced from the field at a price taking into account the expenditure and business risk incurred by the Purchaser.

The Parties agree as follows.

I

GENERAL PROVISIONS AND DEFINITIONS

§ 1

1.1.

This Agreement governs the relationship between the Parties in connection with the development of the Grabówka Field for production, and with the sale of the Gas (as defined below) by the Seller to the Purchaser, including their rights and duties, their liability for non-compliance with the terms of this Agreement, as well as the technical conditions of delivery and acceptance of the Gas.

1.2	The following Appendices constitute an integral part of this Agreement: Appendix No. 1 - Technical conditions of Gas delivery to the Purchaser, and Appendix 2 – Schedule of expenditures;

If there is any inconsistency between the main body of this Agreement and the Appendices, the provisions of the main body shall prevail.

§ 2

2.1	In this Agreement, and in any appendices or annexes thereto, the following capitalised terms shall have the following meanings:
1/	Contract Day - a period starting at 22:00 on any given calendar day, and ending at 22:00 on the following calendar day;
2/	Daily Nominated Quantity (DNQ) - the quantity of the Gas nominated by the Purchaser for delivery in a given Contract Day in accordance with Section 6.1 below;
3/	Business Day - any day other than Saturday, Sunday or another statutory holiday in Poland;
4/	Delivery Commencement Day - the Contract Day on which the Seller delivers the Gas to the Delivery Point for the first time;
5/

Production Commencement Day - means the Contract Day, no later than 21 days following the Delivery Commencement Day, which is notified by the Seller to the Purchaser as the day on which regular deliveries of the Gas hereunder shall commence;

6/

Gas - a mix of hydrocarbons and non-flammable gaseous components, including methane and nitrogen as the main components, produced from wells in the Grabówka Field, the quality of which depends on the properties of the field; to avoid any doubt, the Gas shall not include any condensed or extracted liquid hydrocarbons that are liquid at the pressure of 101.325 kPa and at the thermodynamic temperature of 273.15 K, and any residue gas remaining after the condensation or extraction of liquid hydrocarbons from such gas;

7/

Affiliate – means, with respect to a Party, any entity that directly or indirectly controls that Party, or is controlled by that Party, or which is directly or indirectly controlled by an entity which controls that Party. Control means:

(a)	the ownership of more than fifty percent (50%) of the voting rights at the general meeting of shareholders, or its equivalent, of another entity;
(b)	the power to direct the management and policies of another entity, whether through the ownership of voting securities, by contract or otherwise;

8/

Exploration Concession – means jointly a licence covering the exploration and appraisal of hydrocarbons, together with any supplementing decision of the concession authority, and the mining usufruct, both authorising the use of the Gas produced from the Grabówka Field on a trial basis, granted to the Seller, including any extension or replacement thereof;

9/

Production Concession – means jointly a licence covering the production of hydrocarbons, together with any supplementing decision of the concession authority, and the mining usufruct, both authorising the production of the Gas extracted from the Grabówka Field on a commercial basis, granted to the Seller, including any extension or replacement thereof;

10/

Maximum Hourly Take (MHT) – the maximum hourly take of Gas from the Grabówka Field, determined in accordance with prudent field operation rules applicable in the industry, and in accordance with the applicable regulations, taking into account the capacity of the Mining Installations;

11/

Contract Month - a period starting at 22:00 on the last day of the month directly preceding the given calendar month, and ending at 22:00 on the last day of the given calendar month, provided that the first Contract Month shall commence at 22:00 on the last day of the Commissioning Period and shall continue until the end of the same calendar month;

12/	Breach – means a failure to perform or improper performance by a Party of any of its obligations hereunder;
13/

Normal Cubic Metre (Nm3) - means the amount of gas required to fill a space of one cubic metre with an absolute pressure of one hundred and one point three two five kilopascals (101.325 kPa), and at thermodynamic temperature of 273.15 K; unless expressly stated otherwise, all quantities of Gas referred to herein or specified hereunder shall be expressed in Nm3;

14/	Delivery Period - the period commencing on the Production Commencement Day and ending on the Production Closure Day;
15/	Commissioning Period - means a period of up to 21 days, commencing on the Delivery Commencement Day and ending on the Contract Day immediately preceding the Production Commencement Day;
16/

Operator – a professional party appointed by the Seller as the operator of the Grabówka Field, i.e. to be responsible for organising and managing the entirety of technical and administrative operations relating to the field development and exploitation, as required under the applicable regulations and good industry practice, including the construction, operation, and shutdown and removal of the mining establishment;

17/	Planned Maintenance Work - renovation, construction, maintenance and modernisation work:
(a)	conducted by the Purchaser in the Gas Offtake System, which affect the Purchaser’s ability to take the Gas at the Delivery Point;
(b)

conducted by the Operator or the Seller in the Mining Installations, which affect the Seller’s ability to deliver the Gas, (Seller’s Planned Maintenance Work shall include, without limitation, any periodical gas field tests);

18/	Monthly Statement– the document defined in §13 below;
19/	Delivery Point - the agreed valve at the exit from the given wellhead;
20/	Contract Year - a period starting at 22:00 on the last day of any calendar year and ending at 22:00 on the last day of the following calendar year, provided that:
(a)	the first Contract Year shall commence at 22:00 on the last day of the Commissioning Period and shall continue until 22:00 on the last day of the same calendar year;
(b)	if this Agreement terminates on any day other than 31 December, the last Contract Year shall end at 22:00 on the last day of the Agreement being in effect;
21/

Quality Specification – the set of chemical parameters of the Gas the scope of which is specified in Appendix No. 1 (and Appendix No. 1 shall define which changes in particular parameters are material changes), and whose exact values shall be communicated to the Purchaser in accordance with § 4;

22/

Metering System - gas meters and other metering devices, as well as the systems connecting these devices, described in Appendix No. 1, used to measure the quantity of the Gas delivered and taken at the Delivery Point;

23/	Agreement - this agreement, together with any future changes, modifications and supplements, which can be made in accordance herewith;
24/

Mining Installations – mining installations used to produce Gas (Well Installations) and prepare it for transportation, the construction and operation of which is subject to the Geological and Mining Law, owned partly by the Seller and partly by the Purchaser, including the Metering System, described in Appendix No. 1;

25/

Gas Offtake System – an installation used to treat and further use the Gas, along with accompanying installations, owned by the Purchaser, located downstream of the Metering System on the Purchaser’s side, not subject to the Geological and Mining Law;

26/	Well Installations – underground and surface installations (including production wellheads) forming part of each well, reworked and completed in accordance with this Agreement, owned by the Seller;
27/	Contractor – the party defined in Section 7.2;
28/	Grabówka Field – a gas field located in the vicinity of the Grabówka village, the District (gmina) of Milicz, DolnoŒl¹skie Voivodeship, owned by the Seller.
2.2	All units of measurement used herein are units of the SI system in accordance with the Law on Measurements dated 11 May 2001 (Dz. U. of 2004 No. 243, Item 2441, as amended).

II

CONTRACT TERM, CONDITIONS PRECEDENT

AND COMMISSIONING PERIOD

§ 3

3.1

Pursuant to this Agreement, the Seller shall supply and sell the Gas, and the Purchaser shall buy and take the delivery of the Gas, commencing on the Delivery Commencement Day until the Production Closure Day, provided that no obligations to supply or take the Gas shall continue, subject to section 3.4, if:

(a)	this Agreement is terminated in accordance with its terms; or
(b)	the Exploration Concession loses its validity and the Seller fails to obtain a Production Concession within twelve (12) months of the date when the Exploration Concession loses its validity.
3.2	The Delivery Commencement Day shall not occur unless and until each of the following conditions precedent is fulfilled:
(a)	the Seller successfully completes the works required to make the Grabówka Field available, as defined in § 7 below;
(b)

the Seller obtains all permits and approvals from public authorities required to construct and use the Mining Installations and all permits and approvals necessary to produce and sell the Gas hereunder;

(c)	the Purchaser constructs and brings into operation the Gas Offtake System and the Mining Installations, excluding the Well Installations; and
(d)	the Purchaser obtains all permits and approvals of public authorities necessary to operate the Gas Offtake System.

The Seller shall act with the utmost care to ensure that the conditions in letters (a) and (b) above are satisfied as soon as possible, subject to § 7. The Seller shall promptly notify the Purchaser upon becoming aware that a condition, which it is required to satisfy, as provided above, has been satisfied or becomes incapable of being satisfied.

The Purchaser shall act with the utmost care to ensure that the conditions in letters (c) and (d) above are satisfied as soon as possible. The Purchaser shall promptly notify the Seller upon becoming aware that a condition, which it is required to satisfy, as provided above, has been satisfied or becomes incapable of being satisfied.

The Parties shall co-operate and support each other when meeting the above conditions.

3.3

If the Delivery Commencement Day does not occur by 1 December 2008, the Parties shall meet as soon as practicable thereafter to discuss the situation and agree as to the continuation of this Agreement.

3.4

If the Seller does not obtain the Production Concession within 12 months of when the Exploration Concession expires, the Seller agrees to negotiate in good faith with the Purchaser, at the Purchaser’s request, mutually beneficial conditions of the sale of gas from other fields in Poland, and if such conditions are agreed, the Parties agree to enter into an appropriate gas sale agreement. The above does not oblige the Seller to reserve production capacity for the Purchaser or to negotiate the conditions of sale of gas from other fields, comparable to the conditions of this Agreement.

§ 4

4.1

During the Commissioning Period, the Purchaser shall act with due care to take all the Gas offered by the Seller, and the Parties shall co-operate and shall act with due care in order to ensure that the Seller delivers the Gas in such quantities as the Purchaser is technically capable of accepting.

4.2

During the Commissioning Period, the provisions of the Agreement concerning the nomination of Gas quantities shall not apply. All other provisions of this Agreement shall apply to the Gas delivered during the Commissioning Period.

4.3	During the Commissioning Period, the Seller shall determine the Quality Specification and shall deliver it to the Purchaser.

III

QUANTITIES, PARTIES’ OBLIGATIONS

§ 5

5.1	The Seller offers the Purchaser all of the Gas produced from the Grabówka Field.
5.2

The Seller shall determine the Maximum Hourly Take for the forthcoming Contract Year in accordance with the applicable regulations and with good industry practice, no later than five (5) days prior to the Production Commencement Day in the case of the first Contract Year, and no later than one (1) month prior to the beginning of each subsequent Contract Year. The projected Maximum Hourly Take as of the date of this Agreement is [1800 Nm3/h].

5.3

If the Maximum Hourly Take agreed for the given Contract Year is such that the processing of Gas in the Gas Offtake System becomes uneconomical, the Purchaser may request the Seller to discontinue production from the Grabówka Field or to terminate the Agreement, and the Seller shall not reject such a request without good cause. If the production of gas is discontinued, or if the Agreement is terminated, the provisions of sections 3.4 and 8.3 shall apply, mutatis mutandis.

§ 6

6.1

The Purchaser shall order the Gas from the Grabówka Field by notifying the Operator and the Seller of the Daily Nominated Quantities (DNQ), in accordance with the nomination procedures specified in Appendix No. 1.

6.2

Subject to the provisions of the Agreement concerning the Planned Maintenance Work, DNQ on each Contract Day of the Delivery Period shall be at least 90% (ninety percent) of twenty-four (24) times the Maximum Hourly Take specified for a given Contract Year.

6.3	The Seller shall act with due care to deliver all of the Gas ordered by the Purchaser, and the Purchaser shall act with due care to take all of the Gas offered by the Seller.

IV

FIELD DEVELOPMENT,

EXPLOITATION AND ABANDONMENT

§ 7

7.1

Immediately after concluding this Agreement, the Seller shall give instructions to perform, at the Purchaser’s expense (on the terms defined below), the operations necessary to make the Grabówka Field available for the purpose of producing the Gas, comprising, among other things, the reworking, completion and acidization of the wells Grabówka 6, 8 and 12, as well as the acquisition of rights to the required geological documentation, provided that the rights to the documentation shall be acquired at a later date, before the lapse of the period in which the production of Gas is permitted under the Exploration Concession.

7.2

Unless an agreement with a third party (“Contractor”) concerning the operations referred to Section 7.1 is entered into pursuant to a tender procedure, the Seller shall, before its execution, obtain the Purchaser’s consent to enter into such an agreement, which shall not be unreasonably withheld.

7.3

The Seller may demand advance payments from the Purchaser to pay for the costs of performing the works specified in Section 7.1, in amounts and on dates consistent with the preliminary schedule of expenditures constituting Appendix No. 2 to the Agreement. The Purchaser shall pay the advance within 14 days of the Seller’s request. After executing an agreement with the Contractor, the Seller shall charge the Purchaser with all amounts due to the Contractor under such an agreement. If the Purchaser has not advanced the relevant amounts, or if the advance proves insufficient, the Purchaser shall pay the missing amounts to the Seller within the time specified by the Seller in the invoice, enabling the Seller to promptly settle the amounts due to the Contractor, though not shorter than seven (7) days. The Parties shall update the schedule of expenditures as the works progress and in the event of new circumstances arising, and the Purchaser agrees to pay all costs incurred by the Seller in performing the works specified in Section 7.1, notwithstanding the estimate found in Appendix No. 2.

7.4

The Well Installations shall be owned by the Seller and the expenditures incurred by the Purchaser to construct the Well Installations shall represent the Purchaser’s investment in the Seller’s fixed assets, in accordance with the accountancy regulations.

7.5

The Seller (whether by itself or through the Operator acting on its behalf) shall operate the Mining Installations (including installations owned by the Purchaser) in accordance with the relevant regulations and good field operating practice, without any separate remuneration being payable to the Seller (without prejudice to Section 7.7).

7.6

The Purchaser shall forthwith repay to the Seller the documented costs of obtaining and maintaining in force permits and approvals necessary to perform the Agreement, and specifically the fees for obtaining the Production Concession and the royalties payable under the Geological and Mining Law.

7.7

The Purchaser shall forthwith repay to the Seller the documented costs relating to the production of the Gas and the operation of the Mining Installations, including the fees paid to the Operator, the fees payable to the real estate owners, the costs of periodic tests conducted on the field, and the costs of maintenance or repair of the Mining Installations.

7.8

The Purchaser shall provide the Seller with access to the real estate, necessary to perform the operations referred to in Section 7.1, and the right to use this real estate for a period no shorter than the term of the Agreement.

7.9

The Purchaser shall conduct, using its own resources but for and on behalf of the Seller, administrative proceedings aimed at obtaining all permits and approvals necessary to construct and operate the Mining Installations, except for the Production Concession.

7.10	The Purchaser shall construct, at its own expense, the Gas Offtake System and the Mining Installations not covered by the provisions of Section 7.1, by 1 December 2008.
7.11

Immediately after the termination of this Agreement, the Purchaser shall shut down and remove the Gas Offtake System and the Mining Installations owned by the Purchaser, and shall reclaim the land, at its own expense, subject to the provisions of Sections 5.3 and 8.3.

7.12	Once the production has been ended, the Seller shall shut down and remove the Well Installations, subject to Sections 5.3 and 8.3.

V

QUALITY OF GAS. WELL FLUIDS

§ 8

8.1

The pressure and chemical composition of the Gas at the Delivery Point shall depend on the field and production conditions. The Seller shall not be obliged to treat the Gas in any way. The Purchaser represents that it enters into the Agreement being fully aware of the uncertainty of the quantitative and qualitative parameters of the Gas (including the calorific value) and shall not raise any claims or objections on this account against the Seller or parties acting for the Seller, and shall not evade the performance of the Agreement, subject to the provisions of Sections 5.3 and 8.3.

8.2

If any of the parameters covered by the Quality Specification changes, the Seller shall notify the Purchaser of the fact immediately after becoming aware of the change, or shall procure such notification by the Operator.

8.3

If the qualitative parameters of the Gas make it unsuitable for treatment in the Gas Offtake System, or make such a treatment uneconomical, the Purchaser may request the Seller to end production from the Grabówka Field, or to terminate the Agreement, and the Seller shall not unreasonably reject such a request. If the production is ended, or this Agreement is terminated on the basis of this provision, the Purchaser shall be obliged to cover the costs of the wells plugging and abandonment and costs of shutting down and removal of the remaining Mining Installations, to the extent that the cost of these operations are not covered by the funds deposited in the mining establishment liquidation fund created in accordance with applicable laws. In addition, the Purchaser shall repay the Seller the costs relating to the premature termination of agreements with third parties (and in particular with the Operator) resulting from the termination of production or of the Agreement. If production is terminated in this way, the provisions of Section 3.4 shall apply, mutatis mutandis. If the Agreement is terminated without the termination of production, the Parties shall in good faith negotiate the conditions of the Seller taking over or using the Mining Installations owned by the Purchaser.

§ 9

9.1	The Purchaser shall off-take, on an on-going basis, all well fluids extracted from the Grabówka Field, directly from the wellhead.
9.2

The Purchaser agrees to utilise all fluids extracted from the Grabówka Field, including condensate and water, at its own cost and effort, in accordance with the relevant regulations, and shall, among other things, obtain all the relevant permits and pay the necessary fees. Therefore, the Seller transfers the ownership of well fluids to the Purchaser without a separate remuneration.

9.3	The ownership of well fluids shall pass to the Purchaser at the time the fluids pass the wellhead exit valve.

VI

DELIVERY POINT

§ 10

10.1	All the Gas shall be delivered by the Seller and taken by the Purchaser at the Delivery Point.
10.2	At the Delivery Point:
(a)	the title to the Gas;
(b)	the benefits and burdens related to the title to the Gas;
(c)	the risk of loss or quality deterioration of the Gas;
(d)	all risks related to the physical and chemical properties of the Gas;

shall pass from the Seller to the Purchaser.

10.3

Appendix No. 1 includes a description of the Metering System and of the Delivery Point. The Metering System shall be installed downstream of the Delivery Point on the Purchaser’s side. Appendix No. 1 specifies the methods and procedures for taking measurements of the quantity and other relevant parameters of the Gas. All issues related to the measurement of the Gas that are not specifically addressed in Appendix No. 1 shall be governed by the company standards of the Polish Oil and Gas Company “MEASUREMENTS OF GASEOUS FUELS” (4000 series).

10.4

The Seller shall have the right to be present, at its own expense, during the installation, reading, cleaning, replacement, fixing, inspection, examination, verification, calibration or regulation of the Metering System.

VII

MEASURING. DISPUTES REGARDING QUANTITY

§ 11

11.1

The Purchaser shall ensure, in accordance with § 7, that the Metering System is installed and maintained in good working order and condition. The Purchaser shall ensure that the Metering System is checked and its accuracy is verified no less than once every three months, or more frequently if required by the applicable regulations. The Purchaser shall notify the Seller of any planned checks or verification at least three (3) days in advance.

11.2

If any component of the Metering System is found to be malfunctioning, the Purchaser shall ensure the repair or replacement of that component as soon as possible, and the Monthly Statements covering the period since the previous check and verification of the Metering System shall be adjusted in accordance with the rules set forth in Appendix No. 1, as soon as possible.

11.3

Based on the adjusted Monthly Statement(s), the Seller shall correct its invoices covering the relevant periods within five (5) days of the adjustment, and any resulting differences in the amounts payable shall be the settled within thirty (30) days of the adjustment. The differences shall be subject to statutory interest on the amounts overpaid or underpaid, in accordance with Article 359 of the Civil Code, from the due date of amounts invoiced incorrectly until reimbursement or payment of the amounts resulting from the adjustment, as appropriate.

11.4	Either Party may request additional checks and verification of the accuracy of the Metering System at any time.

§ 12

12.1

In the event of a dispute concerning the quantity of the Gas delivered, the Parties shall immediately appoint an ad hoc panel consisting of an equal number of (but no more than two (2)), representatives from each of the Purchaser and the Seller, which shall attempt to resolve the dispute.

12.2

If the panel is not appointed within five (5) days, or is unable to resolve the dispute within one (1) month from its appointment, then the dispute shall be resolved by an independent expert appointed jointly by the Parties. If the Parties fail to agree on the appointment of the expert within five (5) days from either Party first proposing a candidate or candidates to the other, the expert shall be appointed by the Scientific and Technical Association of Oil and Gas Engineers. The cost of the expert’s resolution shall be covered by the Parties equally.

12.3

The Parties agree that the resolution by the expert, pursuant to Section 12.2 above, shall be final and binding and they shall comply with it, save in case of manifest error or acting in bad faith. To avoid any doubt, the resolution by the expert shall not constitute arbitration.

§ 13

13.1	Information concerning the quantity parameters of the Gas sold shall be compiled in the form of statements covering every Contract Month (Monthly Statements).
13.2.

Monthly Statements shall be made by the Seller, based on daily reports prepared according to the guidelines contained in Appendix No. 1, within two (2) Business Days after the end of the Contract Month in which the delivery occurred.

13.3	Monthly Statements shall include the following information:
(a)	the Daily Nominated Quantities for each Contract Day of the Contract Month;
(b)	the quantities of the Gas delivered by the Seller to the Purchaser for each Contract Day of the Contract Month;
(c)	the Gas Price in respect of the Gas delivered in the Contract Month;
(d)	details of any other charges that may arise under this Agreement; and
(e)	the total amount payable by the Purchaser to the Seller.

13.4

If the Purchaser disputes any quantity or amount, or any other piece of information stated in a Monthly Statement, it shall notify the Seller, providing the details, within seven (7) Business Days following the receipt thereof. In such an event, the Parties shall communicate immediately and shall attempt to resolve the dispute within three (3) Business Days.

13.5

If the Parties do not reach an agreement within the time specified in Section 13.4 above, any dispute concerning the quantity or quality of the Gas delivered shall be resolved by an independent expert in accordance with Section 12.2 above, and any other dispute shall be resolved in accordance with §24 below.

VIII

PRICE

§ 14

14.1	Subject to other provisions hereof, the Purchaser shall pay the Gas Price (PGU) for all the Gas delivered and taken.
14.2	Gas Price (PGU) shall be expressed in PLN/1000 m3 and calculated according to the following formula:
PGU =	60 * K + R + Op

Where:

K = the mid-exchange rate of the Polish zloty against the US dollar, published by the President of the National Bank of Poland for the last day of the Contract Month concerned, and if no such a rate is published for that day, the rate published for the closest subsequent day shall apply.

R – a supplementary rate on account of the reduction of development costs, calculated as the product of a coefficient equaling 10-4 (ten to the power of minus four) and ½ (half) of the positive difference between the planned value of net expenditures on the development of the Grabówka Field, amounting to PLN 12,400,000 (twelve million, four hundred thousand Zloty) and the actual value of those expenditures, covered by the Purchaser in accordance with § 7 (not including the costs of constructing the Gas Offtake System or the Mining Installations not constituting Well Installations) incurred up to the date of obtaining the Production Concession. The supplementary rate R shall apply after obtaining the Production Concession, with respect to the first 10 MM. (ten million) Nm3 of Gas purchased hereunder since the beginning of the Contract Month following the month in which the Production Concession is obtained. Once the Purchaser has purchased 10 million Nm3 of Gas, starting from the Contract Month specified above, the supplementary rate R shall be zero with respect to further quantities of Gas. If the difference referred to above is negative, the supplementary rate R shall be zero.

Op – a supplementary rate on account of the Operator’s operating costs calculated for each Contract Year as the quotient of the Operator’s total remuneration in the given Contract Year and the quantity of Gas sold under the Agreement in the same period (expressed in thousand Nm3), provided that the Op rate applicable in each Contract Year shall be calculated on the basis of the costs and sales planned by Seller for the given Contract Year. Within 15 days of the lapse of the Contract Year, the Seller shall present the Purchaser with a calculation based on actual figures, and the difference, if any, shall be settled in the invoice for the following Contract Month.

14.3

Numbers used in the calculation of the Gas Price shall be rounded up or down to the fifth (5) decimal place, and the resulting PGU values shall be rounded up or down to the second (2) decimal place. Numbers shall be rounded down if the digit subject to rounding is in the range between 0 and 5 inclusive, and shall be rounded up if the digit subject to rounding is in the range between 6 and 9.

14.4

The Gas Price and all other amounts stated herein are net of VAT, excise, any similar tax or public charges. The Purchaser shall pay the Seller (or the relevant tax administration, if so required by the applicable regulations) all amounts due in respect of the VAT, excise and any other indirect or similar taxes or public charges imposed with respect to the delivery and sale of the Gas hereunder.

14.5

To the extent not covered by Section 14.4, the Seller shall be responsible for the payment of the royalties in accordance with the Geological and Mining Law (subject to § 7), as well as all taxes or any other public charges imposed in respect of the recovery, production, processing, transportation, supply or sale of the Gas to the Delivery Point, and the Purchaser shall be responsible for the payment of all taxes or any other public charges charged or imposed in respect of the Gas downstream of the Delivery Point.

IX

INVOICING AND PAYMENTS

§ 15

15.1

Invoices shall be issued within ten (10) Business Days after the end of each Contract Month, based on the Monthly Statements and taking into account any adjustments thereto that may have been agreed upon and made by the Parties.

15.2

The amounts due shall be paid by wire transfer from the bank account of the Purchaser to the bank account notified in writing by the Seller, within fourteen (14) days following receipt of the original invoice by the Purchaser.

15.3	Each of the Parties represents to the other that it is a VAT payer.
15.4	The Purchaser authorises the Seller to issue invoices without the Purchaser’s signature.

§ 16

16.1	Payment shall be deemed to be made on the date of crediting the bank account of the recipient.
16.2

If any of the Parties defaults in its payment obligations hereunder, it shall pay the other Party interest on the amount in default at a rate equal to the statutory rate established pursuant to Article 359 of the Polish Civil Code, calculated for each day of the default. If the statutory rate ceases to be published, the applicable rate shall be agreed upon by the Parties in an annex hereto. Interest for default shall be payable against an appropriate accounting document.

16.3

The Parties shall notify each other of any changes in the description or the number of their respective bank accounts, and their notice shall specify both the former and the current account details. A Party that defaults in these obligations shall indemnify the other for all losses resulting from the default.

§ 17

17.1	Any complaints regarding invoices must be made in writing within ten (10) Business Days after receipt.
17.2

If the complaint refers to a manifest error (e.g. a mathematical error or a manifestly exorbitant amount), then the Party receiving the invoice shall be authorised to calculate the correct amount and pay such correct amount only within the time specified in Section 15.2, provided that it gives the issuing Party, no later than on the date of payment, a written notice explaining its calculation. The latter Party shall issue a correction invoice without any delay, after agreeing the correct amount with the former.

17.3

If any Party disputes an invoice for reasons other than those stated in Section 17.2, it shall pay the undisputed amount, if any, within the time specified in Section 15.2 and shall undertake steps aimed at the resolution of the dispute in accordance with §12 or §24 hereof, depending on the nature of the dispute.

17.4

If a dispute arises out of any matter in this Chapter IX, the Purchaser shall have the right, at reasonable hours upon giving reasonable notice, to examine the books, records and charts of the Seller to the extent necessary to verify the accuracy of any Monthly Statement or any charge or computation made pursuant to any provisions of this Agreement. If any such examination reveals an inaccuracy in any Monthly Statement, the Seller shall adjust such statement promptly. Any examination of the books, records and charts of the Seller by the Purchaser shall be carried out at the sole cost and expense of the Purchaser, unless such examination reveals an inaccuracy in any Monthly Statement which results in a repayment by the Seller to the Purchaser of amounts in excess of one (1) percent of the total amount specified as being payable in the relevant statement, in which case the Seller shall also reimburse the Purchaser for its costs and expenses incurred in carrying out the examination.

17.5

Neither a complaint concerning an invoice other than with respect to an issue referred to in Section 17.2 above, nor the occurrence of any dispute referred to in Section 17.3 above, shall release a Party from its duty to timely pay any undisputed amounts due.

17.6	The provisions of this Chapter IX shall also apply, mutatis mutandis, to payment against, and complaints concerning, other accounting documents.

X

OPERATOR. PRODUCTION CONCESSION

§ 18

18.1

Subject to the public procurement regulations in force, the Seller shall enter into an agreement for the performance of the function of the Operator with an entity nominated by the Seller and approved by the Purchaser.

18.2

If the Operator is a company affiliated with the Purchaser (within the meaning of the Commercial Companies Code) or other entity controlled by the Purchaser, the Seller shall not be liable for any Breach caused by the Operator’s act or omission.

18.3

The Seller shall prepare a development plan for the Grabówka Field in accordance with the applicable regulations and shall apply for the Production Concession within a period enabling the issue of this concession before the expiry of the permitted trial production under the Exploration Concession, unless the Parties agree that the production should be shut down upon the expiry of this period at the latest.

XI

PLANNED MAINTENANCE WORK

§ 19

19.1

In any Contract Year, each of the Parties shall be entitled to conduct Planned Maintenance Work in accordance with a mutually agreed schedule, provided that the total duration of the Planned Maintenance Work of either Party shall not exceed fourteen (14) Contract Days in any Contract Year. If either Party expects to require a longer period than fourteen (14) Contract Days to perform Planned Maintenance in any Contract Year, it shall request the other to allow an extended period and the other Party shall not refuse its consent unreasonably.

19.2	If no schedule is agreed for a given Contract Year, each of the Parties shall carry out its Planned Maintenance Work in the second half of August.
19.3	In addition, the Parties shall inform each other, in writing, of the date of commencing any Planned Maintenance Work, no less than fourteen (14) calendar days in advance.
19.4	During the period of the Planned Maintenance Work, each Party shall have the right to interrupt or decrease, as appropriate, the delivery or take of the Gas, if necessary.

XII

TERMINATION

§ 20

20.1	The Agreement shall terminate:
(a)	on the Production Closure Day;
(b)

upon notice of either Party, which each Party is entitled to give if the Production Concession expires or is terminated and is not replaced or otherwise remedied within six (6) months; provided that if the expiry or termination is due to either Party’s fault, that shall constitute a Breach; or

(c)	as specified in Sections 5.3, 8.3 and 21.2.
20.2

Termination of the Agreement shall be without prejudice to any Party’s receivables, rights, remedies or claims based hereon, and shall not affect any obligations that are expressly stated to survive termination.

§ 21

21.1	If any of the following circumstances occur:
(a)

a Party fails to pay to the other an amount due and payable hereunder, unless reasonably disputed, if the default continues for at least sixty (60) days and the amount in default is at least equal to the ten (10) times the Maximum Hourly Take multiplied by the Gas Price applicable as of the first day of that Contract Year; or

(b)	a Party becomes insolvent, or enters into proceedings aimed at arrangements with its creditors pursuant to the laws governing bankruptcy and recovery proceedings, or enters into liquidation;

the other Party may terminate this Agreement pursuant to Section 21.2 below.

21.2

The Party entitled to terminate the Agreement for reasons specified in Section 21.1 above, shall give the other a reasoned and properly documented written notice specifying the reasons and date of termination of the Agreement. The termination date cannot be earlier than thirty (30) days after delivery of the notice to the other Party. The Party providing the other with a notice of termination shall be entitled to immediately suspend the delivery or offtake of Gas, as applicable. During the notice period, the Parties shall attempt to remedy the reasons and effects of the termination event. If these efforts are unsuccessful, or if they cannot be successful for objective reasons, the Agreement shall terminate on the day specified in the notice, or on such other day as the Parties may agree.

XIII

FINAL PROVISIONS

§ 22

22.1	In addition to the Agreement, relationships between the Seller and the Purchaser shall be governed by:
(a)	The Geological and Mining Law of 4 February 1994 (Dz. U. No. 27, Item 96, as amended);
(b)

The Ordinance of the Minister of the Economy dated 28 June 2002 concerning health and safety at work, operations management and specialised fire protection in mining establishments extracting minerals through wells (Dz.U. No. 109, Item 961);

(c)	The Ordinance of the Minister of the Economy dated 11 August 2000 concerning inspections conducted by energy enterprises (Dz. U. No. 75, Item 866);
(d)	The Civil Code dated 23 April 1964 (Dz. U. No. 16, Item 93, as amended);
(e)	The Law on Measurements of 11 May 2001 (Dz. U. of 2004 No. 243, Item 2441, as amended);

§ 23

23.1	Unless this Agreement specifically states otherwise, each Party shall be liable to the other for a failure to act with due care in performing its obligations.
23.2

Unless liability for the given Breach is excluded by the provisions hereof, or by applicable law, then the injured Party can claim compensation for documented damages resulting directly from such Breach, excluding loss of profit (lucrum cessans). In any event, the aggregate liability of either Party in respect of any such Breach (other than a default of any express payment obligations) occurring in any Contract Year shall be limited to PLN 12,400,000 (twelve million, four hundred thousand Zloty).

§ 24

24.1

The Parties shall attempt to resolve all disputes arising out of or in connection with this Agreement by direct negotiations. If the Parties do not resolve the dispute within three (3) months from the delivery of either Party’s invitation to negotiations to the other, the dispute shall be resolved by arbitration under the UNCITRAL Arbitration Rules in force at the time the notice to enter into arbitration is delivered by either Party to the other Party.

24.2

The arbitral tribunal shall consist of three (3) arbitrators. Each Party to the dispute shall appoint one (1) arbitrator. The two arbitrators appointed by the Parties shall, by agreement, appoint the third arbitrator. In default of an agreement within fourteen (14) days, one Party to the dispute may require the appointment of the third arbitrator, in which case the third arbitrator shall be appointed by the President of the Polish Arbitration Association (Prezes Polskiego Stowarzyszenia Sadownictwa Polubownego).

24.3	The venue of arbitration proceedings shall be Warsaw. The majority decision of the arbitral tribunal shall be final and binding upon the Parties.
24.4	Without prejudice to Sections 17.2 and 17.3, the existence of any dispute shall not excuse either Party’s performance of its obligations hereunder.
24.5	The provisions of this §24 shall survive the termination of this Agreement.
24.6	If the Parties agree on any interpretation of this Agreement, such an interpretation shall become binding thereon once signed by all the Parties.

§ 25

25.1	Any transfer to a third party of the rights and obligations arising hereunder without the consent of the other Party shall be null and void, unless permitted under the provisions below.
25.2	Any monetary receivables accruing hereunder shall be freely assignable.
25.3

Either Party shall be entitled, without the prior consent of the other, to assign, pledge or establish another security interest in all or any of their rights, interests, benefits and obligations under this Agreement to a bank or another financial institution, to secure the payment of any indebtedness incurred or to be incurred.

25.4

The Seller may transfer its rights and obligations hereunder to its Affiliate, if such transferee is, in the reasonable opinion of the Purchaser, capable of meeting the obligations of the Seller under this Agreement, together with any other obligations the transferee may have.

25.5

The Purchaser may transfer its rights and obligations hereunder to an Affiliate or any other party, if such transferee is, in the reasonable opinion of the Seller, capable of meeting the obligations of the Purchaser under this Agreement, together with any other obligations the transferee may have.

25.6

The Party transferring its rights and obligations shall not be released from its obligations under the Agreement, unless and until the transferee takes over (subject always to the other Party’s consent, which shall not be unreasonably withheld), by way of a written instrument, all obligations arising under this Agreement in relation to the other Party.

§ 26

Each Party shall, and shall cause its and its Affiliates~~’~~ directors, officers, employees and agents (jointly called below “Representatives”) to keep in strict confidence all information and data furnished or obtained pursuant to this Agreement, including the terms and conditions of this Agreement, except as and to the extent that the other Party consents in writing to the disclosure of such data, information or terms. The above shall not apply to data or information:

(a)

which, at the time of its disclosure, is in the public domain as evidenced by printed publication or otherwise, without a breach of this confidentiality obligation by fault of any Party or its respective Representatives;

(b)

which is required to be disclosed by any law (including any law applicable to an Affiliate of any Party) or by the order of any public authority issued pursuant to the law, or the rules of any official regulated securities market on which the shares or other securities of a Party or any Affiliate of a Party are listed;

(c)

which is obtained by a Party from a third party who is lawfully in possession of such information or data and not subject to any contractual or fiduciary relationship which would preclude its disclosure;

(d)

required by a bank or other financial institution (and its employees, agents and consultants) that is providing, or proposing to provide, finance to the Party wishing to disclose such information, provided that the bank or financial institution has entered into a written agreement with the disclosing Party to keep such information secret and confidential;

(e)

disclosed to consultants, lawyers and other advisers of the Party provided that such consultants have entered into a written undertaking with the disclosing Party to keep the information disclosed to it confidential or are bound by confidentiality obligations pursuant to the laws governing their profession; and

(f)

disclosed to bona fide potential assignees or transferees of a Party’s rights or obligations under this Agreement, or its interest under the Joint Operating Agreement, provided that such potential assignees or transferees have entered into a written undertaking with the disclosing Party to keep the information disclosed to it confidential.

The provisions of this § 26 shall remain in force for a period of five (5) years after the termination of this Agreement.

§ 27

27.1

Except as otherwise specifically provided, all notices authorised or required between the Parties by any of the provisions of this Agreement, shall be in writing, in Polish, and delivered in person or by registered mail or by courier service, with acknowledgement of receipt, or by any electronic means of transmitting written communications which provides written confirmation of completed transmission. The originating notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for that Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. Any communications shall be delivered to the following addresses of the Parties (or such other address as the Party concerned may communicate to the other in accordance herewith):

Purchaser:	PL Energia S.A.

Krzywoploty 42

72-230 Karlino

Attention: Piotr Buszka, President of the Management Board

Phone: +48 94 311 300 00

Fax: +48 94 311 300 00

Seller:	FX Energy Poland Sp. z o.o.

Ul. Chalubinskiego 8

00-613 Warsaw Poland

Attention: Zbigniew Tatys, Country Manager

Phone: +48 22 6306633

Fax: +48 22 6306632

Each time with a copy to:

FX Energy, Inc.

3006 Highland Drive # 206

Salt Lake City

Utah 84106 USA

Attention: Clay Newton

Phone: +1 801 486 5555

Fax:	+1 801 486 5575
27.2	Any amendment to the provisions of this Agreement must be in the form of a written annex or shall be null and void.
27.3	This Agreement constitutes the full understanding between the Parties and supersedes all prior negotiations, correspondence or agreements regarding the sale of gas from the Grabówka Field.
27.4

This Agreement            is executed in Polish and English, in two identical counterparts of each language versions, one for each of the Parties. In the event of any discrepancies between the two language versions, the Polish version shall prevail.

27.5

The Parties agree to act with due care to agree on the contents of Appendix No. 1 by ☐ 2007. Appendix No. 1, when agreed upon and signed, shall constitute an integral part of this Agreement, provided that any amendment thereto shall not constitute an amendment to the Agreement. Should the Parties fail to reach an agreement and execute Appendix No. 1 by the said date, they shall meet as soon as practicable thereafter to discuss the situation and agree as to the continuation of this Agreement.

SELLER	PURCHASER
FX ENERGY POLAND Sp. z o.o.	PL Energia S.A.
By /s/ Zbigniew Tatys	By /s/

APPENDIX NO. 1

TECHNICAL CONDITIONS OF GAS DELIVERY

Should cover the following matters:

1. Quality Specification (along with information on which changes in the Gas parameters are material changes).

2. Description and chart of the Mining Installations and Delivery Point.

3. Methods and procedures for measuring quantity and quality (including pressure and temperature) of the Gas delivered.

4. Rules for adjusting Monthly Statements if the Metering System malfunctions.

5. Guidelines for preparing daily reports constituting the basis for the Monthly Statements.

6. Gas quantity nomination procedures.

APPENDIX NO. 2

SCHEDULE OF EXPENDITURES

No.	Item	Estimated timing	Estimated net value, excl. VAT
1	Reworking of 3 wellheads, acidization, completion	June - October 2007	PLN 3,000,000
2	Acquisition of rights to geological documentation	June 2009	PLN 9,400,000 with possible payment by instalments
	TOTAL		PLN 12,400,000